UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1712-13, Tower 1, Admiralty Centre No.18 Harcourt Road, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China Technology Announces Proposed Offering of US$20 Million Convertible  Notes
of Its Subsidiary

HONG KONG – January 16, 2009 - China Technology Development Group Corporation
(Nasdaq: CTDC; "CTDC" or "the Company"), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that
China Green Holdings Ltd. (the “CGHL”), a wholly-owned subsidiary of the
Company, entered into a memorandum of understanding regarding convertible notes in the principal of US$20 million of CGHL with CMTF Asset Management Limited
(the “MOU”) . Pursuant to the MOU, the CGHL intends to offer, subject to market and other conditions, approximately an aggregate principal amount of US$20 million convertible notes due 2013 with interest rate equal to Hong Kong Prime
Rate per annum, in a private offering to CMTF Asset Management Limited and its affiliated sophisticated investors (the “Investors”). CMTF Asset Management
Limited is a joint venture held by China Merchants Securities Investment Limited and Taifook Fund Managers Limited.

In certain circumstances, the notes will be convertible into, at discretion of the Investors, the ordinary shares of CGHL (the “CGHL Shares”) which will represent 15% of the entire issued share capital and voting right in the CGHL, or the common shares of CTDC (the “CTDC Shares”) with a conversion price at
US$3.01 per share. CGHL expects to use the net proceeds from the offering of the notes for expansion of its manufacturing operations, the Qaidam Basin solar power plant project as well as working capital.

A full version of the MOU is attached as exhibit to the Company’s SEC filing by
6-k. The terms of the Convertible Notes will be determined and finalized upon execution of a definitive subscription agreement in relation to the subscription and issue of the Convertible Notes on or before February 20, 2009.

This notice does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Any offers of the notes will be made only by means of a private offering memorandum.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on
a-Si thin-film technology. CTDC’s ultimate principal shareholder is China
Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, developments and structural changes; D)
expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and
H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on
Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: January 16, 2009	By:	Li Alan
	Name:	Li Alan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	MEMORANDUM OF UNDERSTANDING